UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          The Neiman Marcus Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class B Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    640204202
--------------------------------------------------------------------------------
                                 (CUSIP Number)


            David Spuria, Esq.                   Scott A. Arenare, Esq.
            Texas Pacific Group                   Warburg Pincus LLC
      301 Commerce Street, Suite 3300            466 Lexington Avenue
           Fort Worth, TX 76102                  New York, NY 10017
              (817) 871-4000                       (212) 878-0600


                                With copies to:

             David Leinwand, Esq.                Steven J. Gartner, Esq.
     Cleary Gottlieb Steen & Hamilton LLP     Willkie Farr and Gallagher LLP
               One Liberty Plaza                   787 Seventh Avenue
              New York, NY 10006                   New York, NY 10019
                (212) 225-2000                       (212) 728-8000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 1, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

                               Page 1 of 15 Pages

CUSIP No. 640204202               SCHEDULE 13D                Page 2 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Advisors III, Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 640204202               SCHEDULE 13D                Page 3 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Advisors IV, Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 640204202               SCHEDULE 13D                Page 4 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg Pincus Private Equity VIII, L.P.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     PN

CUSIP No. 640204202               SCHEDULE 13D                Page 5 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg Pincus LLC

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     OO

CUSIP No. 640204202               SCHEDULE 13D                Page 6 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg Pincus Partners LLC

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     OO

CUSIP No. 640204202               SCHEDULE 13D                Page 7 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg Pincus & Co.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     PN

CUSIP No. 640204202               SCHEDULE 13D                Page 8 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Newton Acquisition, Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     CO

CUSIP No. 640204202               SCHEDULE 13D                Page 9 of 15 Pages

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Newton Acquisition Merger Sub., Inc.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|

 3   SEC USE ONLY

 4   SOURCE OF FUNDS

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

                          7      SOLE VOTING POWER
                                 0
  NUMBER OF SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY                    6,038,586 (See Item 5)
   EACH REPORTING
       PERSON             9      SOLE DISPOSITIVE POWER
        WITH                     0

                         10      SHARED DISPOSITIVE POWER
                                 0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,038,586 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.1% (See Item 5)

14   TYPE OF REPORTING PERSON

     CO

         Item 1.           Security and Issuer.
                           -------------------

         This statement on Schedule 13D (the "Schedule 13D") relates to the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of The Neiman Marcus Group, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at One Marcus Square, 1618 Main Street, Dallas, Texas 75201.

         Item 2.           Identity and Background.
                           -----------------------

         This Schedule 13D is being filed jointly by the following persons (collectively, the "Reporting Persons"): TPG Advisors III, Inc., a Delaware corporation ("Advisors III"), TPG Advisors IV, Inc., a Delaware corporation ("Advisors IV"), Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus Partners LLC, a New York limited liability company ("WP Partners"), Warburg Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII, WP Partners and WP, the "WP Reporting Persons"), Newton Acquisition, Inc., a Delaware corporation ("Parent"), and Newton Acquisition Merger Sub., Inc., a Delaware corporation ("Merger Sub"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

         Advisors III and Advisors IV

         The address of the principal business of each of Advisors III and Advisors IV is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

         The principal business of Advisors III is serving as the sole general partner of related entities engaged in making investments in securities of public and private corporations.

         The principal business of Advisors IV is serving as the sole general partner of related entities engaged in making investments in securities of public and private companies.

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of each of Advisors III and Advisors IV are described on Schedule I hereto.

         Except as otherwise indicated on Schedule I hereto, each of Advisors III and Advisors IV and the individuals referred to on Schedule I hereto is a United States citizen.

         During the last five years, none of Advisors III and Advisors IV and, to the knowledge of Advisors III and Advisors IV, none of the executive officers or directors named on Schedule I, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         WP Reporting Persons

         The address of the principal business and principal office of each of the WP Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

         The principal business of WP VIII is that of making private equity and related investments. The principal business of WP is acting as managing member of WP Partners. The principal business of WP Partners is acting as the general partner of WP VIII and certain related private equity funds, and the principal business of WP LLC is acting as manager of WP VIII and certain related private equity funds.

         The name, residence or business address, and present principal occupation or employment of each partner, member, director and controlling person of WP Partners, WP and WP LLC are described on Schedule II hereto.

         Except as otherwise indicated on Schedule II hereto, each of the WP Reporting Persons and the individuals referred to on Schedule II hereto is a United States citizen.

         During the last five years, none of the WP Reporting Persons and, to the knowledge of the WP Reporting Persons, none of the partners, members or directors named on Schedule II, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Parent and Merger Sub

         The address of the principal business of each of Parent and Merger Sub is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

         Parent is a newly formed Delaware corporation, formed to serve as the sole stockholder of Merger Sub. Merger Sub is a newly formed Delaware limited liability company formed solely to merge with and into the Company in accordance with the Merger Agreement (as defined in Item 4).

         The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Parent and Merger Sub are described on Schedule III hereto.

         Except as otherwise indicated on Schedule III hereto, each of Parent, Merger Sub and the individuals referred to on Schedule III hereto is a United States citizen.

         During the last five years, none of Parent and Merger Sub and, to the knowledge of Parent and Merger Sub, none of the executive officers or directors listed on Schedule III, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.           Source and Amount of Funds or Other Consideration.
                           -------------------------------------------------

         As an inducement to Parent and Merger Sub to enter into the Merger Agreement (as defined in Item 4), Parent and Merger Sub entered into a Stockholder Agreement, dated as of May 1, 2005 (the "Stockholder Agreement"), with the parties signatory thereto (collectively, the "Stockholders") who are persons and entities related to the family of Richard A. Smith. Parent did not pay additional consideration in connection with the execution and delivery of the Stockholder Agreement. In addition, the Stockholders delivered an irrevocable proxy for the purpose of voting the shares covered by the Stockholder Agreement.

         Item 4.           Purpose of Transaction.
                           ----------------------

         On May 1, 2005, Parent, Merger Sub, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Company, which will result in the Company becoming a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of Class A Common Stock, par value $0.01 per share, of the Company (the "Class A Common Stock"), Class B Common Stock and Class C Common Stock, par value $0.01 per share, of the Company (together with the Class A and Class B Common Stock, the "Common Stock") issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $100.00 in cash (other than shares held in the treasury of the Company or owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or the Company and other than shares held by a stockholder who properly demands statutory appraisal rights).

         In connection with the Merger Agreement, the Stockholders entered into a Stockholder Agreement with Parent and Merger Sub with respect to (i) 16,471 shares of Class A Common Stock and 6,038,586 shares of Class B Common Stock, collectively representing all of the Common Stock beneficially owned by the Stockholders as of the date of the Stockholder Agreement, and (ii) any Common Stock acquired by such Stockholders after the date of the Stockholder Agreement (collectively, the "Covered Shares"). Subject to the terms and conditions of the Stockholder Agreement, each Stockholder has agreed to vote all of the Covered Shares that such Stockholder is entitled to vote (a) to approve and adopt the Merger and the Merger Agreement and (b) against (i) any Acquisition Proposal (as defined in the Merger Agreement), (ii) any extraordinary dividend or distribution by the Company or any subsidiary, (iii) any change in the capital structure of the Company or any of its subsidiaries (other than pursuant to the Merger Agreement) and (iv) any other action that would reasonably be expected to, in any material respect, prevent, impede, interfere with, delay, postpone, frustrate the purposes of or attempt to discourage the transactions contemplated by the Merger Agreement. In addition, each Stockholder agreed that any agreements among the Stockholders or any of them which could be construed to limit their respective rights to enter into or perform under the Stockholder Agreement would be amended to the full extent necessary to assure that entering into and performing under the Stockholder Agreement would be permitted under each such agreement without breach of such agreement.

         Each Stockholder irrevocably and unconditionally granted a proxy appointing Parent as such Stockholder's attorney-in-fact and proxy to vote the Covered Shares as described above.

         Each Stockholder also agreed not to, without the prior written consent of Parent or Merger Sub, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares in a manner inconsistent with the terms of the Stockholder Agreement, (ii) voluntarily take any action that would or is reasonably likely to (A) make any representation or warranty contained therein untrue or incorrect in any material respect or (B) have the effect in any material respect of preventing such Stockholder from performing its obligations under the Stockholder Agreement or
(iii) voluntarily sell (as defined in the Stockholder Agreement), assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Covered Shares during the term of the Stockholder Agreement except for transfers (A) to any person or entity who is subject to the Stockholder Agreement or who becomes bound thereby as a Stockholder by operation of law or by becoming party to the Stockholder Agreement or (B) to charitable organizations, provided such shares constitute, in the aggregate (including all shares so transferred to charitable organizations by all Stockholders from May 1, 2005), not more than 250,000 shares of the outstanding shares of Common Stock (the "Cap"). Any shares transferred to any charitable organization on the terms and conditions of clause
(iii)(A) above will not be counted toward the Cap.

         Each Stockholder has agreed to not, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Each Stockholder has also agreed to promptly notify Parent and Merger Sub after receipt of an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and to advise Merger Sub of the status and material details of any such Acquisition Proposal or request. Each Stockholder has further agreed not to exercise any rights to demand appraisal of any Covered Shares in connection with the Merger.

         The Stockholder Agreement will terminate upon the earlier to occur of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms.

         The preceding summary of certain provisions of the Merger Agreement and the Stockholder Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. A copy of the Merger Agreement was filed as Exhibit 2.1 to a report on Form 8-K filed by the Company on May 4, 2005, and is incorporated herein by reference. A copy of the Stockholder Agreement has been filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

         Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

         Item 5.           Interest in Securities of the Issuer.
                           ------------------------------------

         As of the date hereof, neither Parent nor Merger Sub owns any shares of Common Stock. Parent and Merger Sub may, however, be deemed to have shared voting power with respect to 16,471 shares of Class A Common Stock and 6,038,586 shares of Class B Common Stock, which are subject to the Stockholder Agreement described above in Item 4 and which together represent 12.4% of the outstanding Common Stock. Advisors III, Advisors IV, WP VIII, WP Partners, WP and WP LLC are, indirectly, the sole stockholders of Parent. As a result, each of Advisors III, Advisors IV, WP VIII, WP Partners WP and WP LLC may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Parent.

         Each of the Reporting Persons disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Common Stock for purposes of
Section 13(d) of the Exchange Act or for any other purpose.

         Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor (i) to the knowledge of Advisors III and Advisors IV, any of the persons named on Schedule I hereto, (ii) to the knowledge of the WP Reporting Persons, any of the persons named on Schedule II hereto and (iii) to the knowledge of Parent and Merger Sub, any of the persons named on Schedule III hereto, as of the date hereof, has power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock.

         Except as set forth in this Schedule 13D, none of the Reporting Persons, nor (i) to the knowledge of Advisors III and Advisors IV, any of the persons named on Schedule I hereto, (ii) to the knowledge of the WP Reporting Persons, any of the persons named on Schedule II hereto and (iii) to the knowledge of Parent and Merger Sub, any of the persons named on Schedule III hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock.

         No Reporting Person has the right to receive dividends from and the proceeds from the sale of any of the Covered Shares that are the subject to the Stockholder Agreement and reported in this Item 5.

         Percentages set forth in this Schedule 13D were calculated based on 29,525,199 shares of Class A Common Stock and 19,422,379 shares of Class B Common Stock issued and outstanding as of April 28, 2005, as represented by the Company in the Merger Agreement.

         Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
                      -------------------------------------------------------

         Except as set forth in response to other Items of this 13D and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.      Material to be Filed as Exhibits
             --------------------------------

Exhibit 1 Joint Filing Agreement, dated May 9, among the Reporting Persons, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2 The Stockholder Agreement, dated as of May 1, 2005, by and among Newton Acquisition, Inc., Newton Acquisition Merger Sub., Inc. and the parties signatory thereto.

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  May 9, 2005

                                    TPG ADVISORS III, INC.

                                    By:    /s/ David A. Spuria
                                           -------------------------------------
                                    Name:  David A. Spuria
                                    Title: Vice President and Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors IV, Inc. is true, complete and correct.

Dated:  May 9, 2005

                                    TPG ADVISORS IV, INC.

                                    By:    /s/ David A. Spuria
                                           -------------------------------------
                                    Name:  David A. Spuria
                                    Title: Vice President and Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Warburg Pincus Private Equity VIII, L.P. is true, complete and correct.

Dated:  May 9, 2005

                                    WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                    By:  WARBURG PINCUS PARTNERS LLC,
                                         Its General Partner

                                    By:  WARBURG PINCUS & CO.,
                                         Its Managing Member

                                    By:    /s/ Scott A. Arenare
                                           -------------------------------------
                                    Name:   Scott A. Arenare
                                    Title:  Partner

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Warburg Pincus LLC is true, complete and correct.

Dated:  May 9, 2005

                                    WARBURG PINCUS LLC

                                    By:    /s/ Scott A. Arenare
                                           -------------------------------------
                                    Name:  Scott A. Arenare
                                    Title: Managing Director

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Warburg Pincus & Co. is true, complete and correct.

Dated:  May 9, 2005

                                    WARBURG PINCUS & CO.

                                    By:    /s/ Scott A. Arenare
                                           -------------------------------------
                                    Name:  Scott A. Arenare
                                    Title: Partner

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Warburg Pincus Partners LLC is true, complete and correct.

Dated:  May 9, 2005

                                  WARBURG PINCUS PARTNERS LLC

                                  By:  Warburg Pincus & Co., its Managing Member


                                  By:    /s/ Scott A. Arenare
                                         -------------------------------------
                                  Name:  Scott A. Arenare
                                  Title: Partner

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Newton Acquisition, Inc. is true, complete and correct.

Dated:  May 9, 2005

                                    NEWTON ACQUISITION, INC.

                                    By:    /s/ David A. Spuria
                                           -------------------------------------
                                    Name:  David A. Spuria
                                    Title: Vice President and Secretary

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Newton Acquisition Merger Sub., Inc. is true, complete and correct.

Dated:  May 9, 2005

                                    NEWTON ACQUISITION MERGER SUB., INC.

                                    By:    /s/ David A. Spuria
                                           -------------------------------------
                                    Name:  David A. Spuria
                                    Title: Vice President and Secretary

                                   SCHEDULE I

                  The name, position, present principal occupation and business address of each director and executive officer of Advisors III and Advisors IV are set forth below.

                  All individuals listed below are U.S. citizens.


     Name                    Position                      Business Address
     ----                    --------                      ----------------

David Bonderman        Chairman of the Board of           301 Commerce Street,
                       Directors and President of         Suite 3300,
                       Advisors III and Advisors IV and   Fort Worth, Texas 76102
                       Director

James G. Coulter       Director and Vice President of     345 California Street,
                       Advisors III and Advisors IV       Suite 3300,
                                                          San Francisco, California 94104

William S.             Director and Vice President of     345 California Street,
Price, III             Advisors III and Advisors IV       Suite 3300,
                                                          San Francisco, California 94104

James J. O'Brien       Vice President and Assistant       301 Commerce Street,
                       Treasurer of Advisors III and      Suite 3300,
                       Avisors IV                         Fort Worth, Texas 76102

David A. Spuria        Vice President and Secretary of    301 Commerce Street,
                       Advisors III and Advisors IV       Suite 3300,
                                                          Fort Worth, Texas 76102

John E. Viola          Vice President and Treasurer of    301 Commerce Street,
                       Advisors III and Advisors IV       Suite 3300,
                                                          Fort Worth, Texas 76102

Richard A. Ekleberry   Vice President and Assistant       301 Commerce Street,
                       Secretary of Advisors III and      Suite 3300,
                       Advisors IV                        Fort Worth, Texas 76102

Thoman E. Reinhart     Vice President of Advisors III     301 Commerce Street,
                       and Advisors IV                    Suite 3300,
                                                          Fort Worth, Texas 76102

Jonathan Coslet        Vice President of Advisors III     345 California Street,
                       and Advisors IV                    Suite 3300,
                                                          San Francisco, California 94104

Linda Rogenski         Assistant Secretary of Advisors    301 Commerce Street,
                       III, and Advisors IV               Suite 3300,
                                                          Fort Worth, Texas 76102

S. Michelle Reese      Assistant Secretary of Advisors    301 Commerce Street,
                       III and Advisors IV                Suite 3300,
                                                          Fort Worth, Texas 76102

                                   SCHEDULE II

         Set forth below is the name, position and present principal occupation of each of the general partners of WP and members of WP LLC. The sole general partner of WP VIII is WP Partners, a subsidiary of WP. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
    NAME                              WITH THE WP REPORTING PERSONS
    ----                              -----------------------------

Joel Ackerman              Partner of WP; Member and Managing Director of WP LLC

Scott A. Arenare           Partner of WP; Member and Managing Director of WP LLC

Gregory Back               Partner of WP; Member and Managing Director of WP LLC

David Barr                 Partner of WP; Member and Managing Director of WP LLC

Larry Bettino              Partner of WP; Member and Managing Director of WP LLC

Harold Brown               Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney             Partner of WP; Member and Managing Director of WP LLC

Mark Colodny               Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt            Partner of WP; Member and Managing Director of WP LLC

W. Bowman Cutter           Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis              Partner of WP; Member and Managing Director of WP LLC

Oliver M. Goldstein        Partner of WP; Member and Managing Director of WP LLC

Michael Graff              Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett         Partner of WP; Member and Managing Director of WP LLC

Jeffrey A. Harris          Partner of WP; Member and Managing Director of WP LLC

Stewart J. Hen             Partner of WP; Member and Managing Director of WP LLC

William H. Janeway         Partner of WP; Member and Vice Chairman of WP LLC

Julie A. Johnson           Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan             Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye            Managing General Partner of WP; Managing Member and
                           Co-President of WP LLC

Henry Kressel              Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy            Managing General Partner of WP; Managing Member and
                           Co-President of WP LLC

Sidney Lapidus             Partner of WP; Member and Managing Director of WP LLC

Kewsong Lee                Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff           Partner of WP; Member and Managing Director of WP LLC

Reuben S. Leibowitz        Partner of WP; Member and Managing Director of WP LLC

Rodman W. Moorhead III     Partner of WP; Member and Managing Director of WP LLC

James Neary                Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak               Partner of WP; Member and Managing Director of WP LLC

Lionel I. Pincus           Partner of WP; Member and Chairman of WP LLC

Michael F. Profenius       Partner of WP; Member and Managing Director of WP LLC

Stan Raatz                 Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht           Partner of WP; Member and Managing Director of WP LLC

Steven G. Schneider        Partner of WP; Member and Managing Director of WP LLC

Mimi Strouse               Partner of WP; Member and Managing Director of WP LLC

Barry Taylor               Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner      Partner of WP; Member and Managing Director of WP LLC

John L. Vogelstein         Partner of WP; Member and Vice Chairman of WP LLC

John R. Vrolyk             Partner of WP; Member and Managing Director of WP LLC

Elizabeth H. Weatherman    Partner of WP; Member and Managing Director of WP LLC

David J. Wenstrup          Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman          Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

NL & Co.**

---------------------
* New York limited liability company; primary activity is ownership interest in WP and WP LLC

**   New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC
                                -----------------

                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP LLC, AND POSITIONS
   NAME                               WITH THE WP REPORTING PERSONS
   ----                               -----------------------------

Joel Ackerman              Member and Managing Director of WP LLC; Partner of WP

Scott A. Arenare           Member and Managing Director of WP LLC; Partner of WP

Gregory Back               Member and Managing Director of WP LLC; Partner of WP

David Barr                 Member and Managing Director of WP LLC; Partner of WP

Larry Bettino              Member and Managing Director of WP LLC, Partner of WP

Harold Brown               Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney             Member and Managing Director of WP LLC; Partner of WP

Stephen John Coates (1)    Member and Managing Director of WP LLC

Mark Colodny               Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt            Member and Managing Director of WP LLC; Partner of WP

W. Bowman Cutter           Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis              Member and Managing Director of WP LLC; Partner of WP

Oliver M. Goldstein        Member and Managing Director of WP LLC; Partner of WP

Michael Graff              Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett         Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris          Member and Managing Director of WP LLC; Partner of WP

Stewart J. Hen             Member and Managing Director of WP LLC; Partner of WP

Sung-Jin Hwang (2)         Member and Managing Director of WP LLC

William H. Janeway         Member and Vice Chairman of WP LLC; Partner of WP

Julie A. Johnson           Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan             Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP

Rajesh Khanna (3)          Member and Managing Director of WP LLC

Henry Kressel              Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy            Managing Member and Co-President of WP LLC; Managing
                           General Partner of WP

Sidney Lapidus             Member and Managing Director of WP LLC; Partner of WP

Kewsong Lee                Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff           Member and Managing Director of WP LLC; Partner of WP

Reuben S. Leibowitz        Member and Managing Director of WP LLC; Partner of WP

David Li (4)               Member and Managing Director of WP LLC

Nicholas J. Lowcock (1)    Member and Managing Director of WP LLC

John W. MacIntosh (5)      Member and Managing Director of WP LLC

Rodman W. Moorhead III     Member and Managing Director of WP LLC; Partner of WP

James Neary                Member and Managing Director of WP LLC; Partner of WP

Bilge Ogut (6)             Member and Managing Director of WP LLC

Dalip Pathak               Member and Managing Director of WP LLC; Partner of WP

Lionel I. Pincus           Member and Chairman of WP LLC; Partner of WP

Pulak Chandan Prasad (3)   Member and Managing Director of WP LLC

Michael F. Profenius       Member and Managing Director of WP LLC; Partner of WP

Stan Raatz                 Member and Managing Director of WP LLC; Partner of WP

Henry B. Schacht           Member and Managing Director of WP LLC; Partner of WP

Steven G. Schneider        Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (5)       Member and Managing Director of WP LLC

Mimi Strouse               Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (4)           Member and Managing Director of WP LLC

Barry Taylor               Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner      Member and Managing Director of WP LLC; Partner of WP

John L. Vogelstein         Member and Vice Chairman of WP LLC; Partner of WP

John R. Vrolyk             Member and Managing Director of WP LLC; Partner of WP

Elizabeth H. Weatherman    Member and Managing Director of WP LLC; Partner of WP

David J. Wenstrup          Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (1)           Member and Managing Director of WP LLC

Jeremy S. Young (1)        Member and Managing Director of WP LLC

Rosanne Zimmerman          Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*


   (1) Citizen of United Kingdom
   (2) Citizen of Korea
   (3) Citizen of India
   (4) Citizen of Hong Kong
   (5) Citizen of Canada
   (6) Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

                                  SCHEDULE III

                  The name, position, present principal occupation and business address of each director and executive officer of Parent and Merger Sub are set forth below.

                  All individuals listed below are U.S. citizens.


    Name                        Position                      Business Address
    ----                        --------                      ----------------

David Bonderman          Director and President of Parent   301 Commerce Street,
                         and Merger Sub                     Suite 3300,
                                                            Fort Worth, Texas 76102

James G. Coulter         Director and Senior Vice           345 California Street, Suite
                         President of Parent and Merger     3300, San Francisco,
                         Sub                                California 94104

William S. Price         Director and Senior Vice           345 California Street,
                         President of Parent and Merger     Suite 3300,
                         Sub                                San Francisco, California 94104

Kewsong Lee              Senior Vice President of Parent    466 Lexington Avenue,
                         and Merger Sub                     New York, New York 10017

John E. Viola            Vice President and Treasurer of    301 Commerce Street,
                         Parent and Merger Sub              Suite 3300,
                                                            Fort Worth, Texas 76102

Jonathan Coslet          Senior Vice President of Parent    345 California Street,
                         and Merger Sub                     Suite 3300,
                                                            San Francisco, California 94104

Oliver Goldstein         Director, Vice President and       466 Lexington Avenue,
                         Assistant Treasurer of Parent      New York, New York 10017
                         and Merger Sub

Carrie Wheeler           Vice President of Parent and       345 California Street,
                         Merger Sub                         Suite 3300,
                                                            San Francisco, California 94104

David Barr               Director and Senior Vice           466 Lexington Avenue,
                         President of Parent and Merger     New York, New York 10017
                         Sub

David A. Spuria          Vice President and Secretary of    301 Commerce Street,
                         Parent and Merger Sub              Suite 3300,
                                                            Fort Worth, Texas 76102

Tim Curt                 Vice President of Parent and       466 Lexington Avenue,
                         Merger Sub                         New York, New York 10017

Linda Rogenski           Assistant Secretary of Parent      301 Commerce Street,
                         and Merger Sub                     Suite 3300,
                                                            Fort Worth, Texas 76102

S. Michelle Reese        Assistant Secretary of Parent      301 Commerce Street,
                         and Merger Sub                     Suite 3300,
                         Texas 76102                        Fort Worth, Texas 76102

